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                              Schulte Roth & Zabel LLP
                                  900 Third Avenue
                              New York, New York 10022





           (212) 756-2533                              kenneth.gerstein@srz.com

                                  October 14, 1998

via Electronic Transmission
---------------------------

Frank J. Donaty, Jr.
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

          Re: AHA Investment Funds, Inc.
              File No. 33-21969
              --------------------------

Dear Mr. Donaty:

          I am submitting this letter, on behalf of AHA Investment Funds, Inc., a registered, management investment company (the "Fund"), to request the withdrawal of Post-Effective Amendment No. 14 to the Fund's Registration Statement under the Securities Act of 1933 (the "Securities Act") and Amendment No. 17 to the Fund's Registration Statement under the Investment Company Act of 1940, on Form N-1A (the "Post-Effective Amendment"). The Post-Effective Amendment was filed on September 25, 1998.

          This request is being made because the filing contained an improper submission heading and selected an effective date that was not permissible under the provisions of paragraph (b) of Rule 485 under the Securities Act.

          Please note that the Fund intends to refile the Post-Effective Amendment once the withdrawal request is granted. If you have any questions or comments, please contact the undersigned at (212) 756-2533.

                                        Sincerely,

                                        /s/ Kenneth S. Gerstein

                                        Kenneth S. Gerstein